Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Alpha Natural Resources, Inc.:
We consent to the incorporation by reference in this Registration Statement on Form S-8 of Alpha Natural Resources, Inc. of our reports dated March 1, 2013 with respect to the consolidated balance sheets of Alpha Natural Resources, Inc. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 Annual Report on Form 10-K of Alpha Natural Resources, Inc.
/s/ KPMG LLP
Roanoke, Virginia
May 22, 2013